Exhibit 99.1

CannTrust Closes Previously Announced Public Offering

VAUGHAN, ON, May 6, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) announced today the closing of its previously-announced underwritten public offering of 36,363,636 common shares at a price to the public of US$5.50 per share. The Company sold 30,909,091 common shares in the offering for total gross proceeds to the Company of approximately US$170 million before deducting underwriting discounts and commissions and estimated offering expenses, and certain shareholders (the “Selling Shareholders”) sold 5,454,545 common shares in the offering. In connection with the offering, the Company and the Selling Shareholders have granted to the underwriters a 30-day option to purchase up to an additional 4,636,363 and 818,182 common shares, respectively, at the public offering price, less the underwriting discount, which would result in additional gross proceeds to the Company of approximately $25.5 million.

The Company intends to use the net proceeds of the offering for general corporate purposes, including cultivation and facility expansion, expanded outdoor growing, international expansion, enhanced extraction capacity, upgrades for GMP Certification and biosynthesis development.

BofA Merrill Lynch, Citigroup, Credit Suisse Securities (USA) LLC and RBC Capital Markets acted as lead book-running managers for the offering. Jefferies LLC and Canaccord Genuity LLC also acted as book-running managers.

A final prospectus supplement (the “Supplement”) has been filed to the Company’s short form base shelf prospectus dated March 18, 2019 (the “Base Prospectus”) in connection with the offering with the securities commissions in each of the provinces of Canada, except Québec, and with the United States Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as amended, which was declared effective by the SEC on March 19, 2019, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying Base Prospectus contain important detailed information about the offering. The Supplement and the accompanying Base Prospectus can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from BofA Merrill Lynch NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or via email, at dg.prospectus_requests@baml.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: (800) 831-9146, Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd Floor, New York, NY 10010; tel:1-800-221-1037, or via email, at usa.prospectus@credit-suisse.com, or from RBC Capital Markets 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Simon Yeung, or via telephone: (416) 842-5349 , or via email at simon.yeung@rbc.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s intended use of proceeds from the offering. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements regarding the use of proceeds from the offering, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The Toronto Stock Exchange and the New York Stock Exchange do not accept responsibility for the adequacy or accuracy of this release.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-467-5229
media@canntrust.ca	investor@canntrust.ca